Balaton Power Inc.
Suite 206, 20257 54th Avenue
Langley, British Columbia V3A 3W2

Telephone: 604.533.5075	Toll Free: 1.877.559.5988	Fax: 604.533.5065

For Immediate Release

BALATON ANNOUNCES
APPROVAL OF PERMITS FOR PRELIMINARY GROUND SURVEY
ON VOISEY'S BAY WEST PROPERTY, LABRADOR

Langley, B.C., March 12, 2012 - BALATON POWER INC. (OTCBB:BPWRF ) ("Balaton" or the "Company"). Balaton is pleased to announce that it has obtained the necessary approvals from the Government of Newfoundland and Labrador to proceed with the next stage of exploration on its Voisey's Bay West Property located in Labrador, Canada (the "Property").

The plan for the next phase of exploration of the Property is to conduct ground Electromagnetic and Magnetic geophysical surveys as a follow up to the VTEM airborne geophysical survey completed in late 2010. The 2010 VTEM airborne survey identified multiple anomalies that warranted further analysis and investigations. These VTEM and ground EM and Mag geophysical surveys are designed to identify potential nickel-copper sulfide deposits. This ground follow up program is designed to target the anomalies identified in the VTEM survey to confirm their location, existence, and to map the anomalies in greater detail and to greater depth in order to provide targets for drill testing.

The Property adjoins the west side of Vale Inco Newfoundland & Labrador's ("Vale") Voisey's Bay property, which was purchased from Diamond Fields Resources Inc. in 1996. The Property lies between 13.5 and 20 kilometres (8 to 12.5) miles of the Vale's main Voisey's Bay discovery.

Balaton has the right up to an 80%, subject to a 2% royalty in the Property. The Property is comprised of 388 claims held under 4 mineral licences and covers an area of approximately 9,700 hectares (23,969 acres).

For further information on the Property and option agreement, please see the Company's news releases and other filings as filed on SEDAR.

The disclosure of the scientific and technical information contained in this news release was prepared under the supervision of John P. McGoran, BSc, PGeo, a qualified person as defined in National Instrument 43-101 (standards of disclosure for mineral projects).

BALATON POWER INC.

"Michael Rosa"

Michael Rosa
Director, President and Chief Executive Officer

FORWARD LOOKING STATEMENTS: This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date such statements were made. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.